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SEC FILE NUMBER
8-70167

SEC Mail Processing

FEB 24 2022

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCA Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3060 Peachtree Rd. NW Suite 1050
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Bernhardt	404-550-2357	andrew@mc-advisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Aprio, LLP
(Name – if individual, state last, first, and middle name)

Five Councourse Parkway, Suite 1000	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

11/25/2003	926
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Greg Cohn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MCA Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature] Lauren S Lindsay
Notary Public

LAUREN S LINDSAY NOTARY PUBLIC MY COMMISSION EXPIRES OCTOBER 18, 2025 DEKALB COUNTY, GEORGIA

This filing** **contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCA SECURITIES, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

(PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2021

MCA SECURITIES, LLC

CONTENTS

Aprio

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MCA Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCA Securities, LLC, the "Company", as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MCA Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in pages 11 through 12 (the "supplementary information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio, LLP

We have served as MCA Securities, LLC's auditor since 2019.

Atlanta, Georgia
February 16, 2022

MCA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Current assets		
Cash	$	2,035,668
Due from customers (less than one year)		590,354
Prepaid expenses		14,790
Due from Member		90,932
Due from Maven Capital Partners, LLC		48,123
Total current assets		2,779,868
Other assets		
Due from customers (greater than one year)		285,729
Total other assets		285,729
Total assets	$	3,065,597

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accrued Bonus Expense	$	178,332
Unearned Revenue		576,923
Accounts payable		1,881
Total current liabilities		757,136
Member's equity		2,308,461
Total liabilities and Member's equity	$	3,065,597

The accompanying notes are an integral part of these financial statements.

MCA SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

Revenues	
Placement fee income	$ 701,899
Retainer fee income	1,153,077
Total revenues	1,854,976
Expenses	
Compensation and benefits	376,794
Legal and professional services	46,428
Rent	16,795
Regulatory	17,156
Insurance	24,570
General and administrative	11,194
Total expenses	492,937
Net income	$ 1,362,039

The accompanying notes are an integral part of these financial statements.

MCA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JANUARY 1, 2021 TO DECEMBER 31, 2021

	Contributed capital	Member's equity	Total
Balance January 1, 2021	$ 290,145	$ 656,277	$ 946,422
Member's contributions	-	-	-
Member's distributions	-	-	-
Net income		1,362,039	1,362,039
Balance December 31, 2021	$ 290,145	$ 2,018,316	$ 2,308,461

The accompanying notes are an integral part of these financial statements.

MCA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	1,362,039
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		565
Due from customers		(392,333)
Due to/from Member		(167,713)
Accrued bonus expense		178,332
Unearned revenue		576,923
Due from Maven Capital Partners, LLC		(48,123)
Accounts payable		119
Total adjustments		147,770
Net cash provided by operating activities		1,509,809
Net increase in cash		1,509,809
Cash, beginning of period		525,859
Cash, end of period	$	2,035,668

The accompanying notes are an integral part of these financial statements.

MCA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 - Organization

MCA Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company performs investment banking activities, advising organizations on mergers and acquisitions, in addition to other capital raising strategies. The Company was founded on July 03, 2018, under the laws of the State of Georgia and was approved by FINRA on November 21, 2018. The Company is 100% owned by Maven Capital Advisors, LLC, (the Member). The Company does not maintain customer accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held in demand accounts at financial institutions and as of December 31, 2021, their bank account exceeded the $250,000 FDIC coverage limit by $1,785,668. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash.

Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

The Company derives all its revenues from the performance of investment banking services which is within the scope of ASC 606. Investment banking services include

Note 2 - Summary of Significant Accounting Policies - Continued

Revenue Recognition

placement of securities, post-placement consulting services, and the provision of merger and acquisition advice. The Company enters into contracts with no set duration and the contracts are terminated at will by either party without cause. The contracts include non-refundable retainer fees and/or success fees, which may be fixed or represent a percentage of value that the customer receives when the corporate finance activity is completed. The Company's retainer fees are paid either up front or over time. The Company's success fees are paid at the time when the engagement is completed. The Company recognizes revenue relating to retainer fees on a month-to-month basis as the services are being performed and transferred to customers.

Success fees, which are variable consideration, are included in the transaction price and recognized into revenue when it is determined that the reversal of revenue is not probable, which is typically at the closing of the transaction, the variable constraint. When assessing probability, the Company applies a careful analysis and judgement to the remaining factors necessary for completion of the transaction, including factors outside of the Company's control.

Reimbursements from customers include those that pertain to travel and other out-of-pocket expenses incurred by the Company. The expenses are directly related to customer transactions and are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and is presented within other income in total. Deferred revenue represents contract liabilities for the amount billed or collected in advance of the performance obligations being completed. As of December 31, 2021, the Company has deferred revenue of $576,923.

Income Taxes

The Company is a single member limited liability company, and as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Member to be included on the Member's tax return.

The Company accounts for uncertainty in income taxes under ASC 740-10. Under ASC 740-10, Accounting for Uncertainty in Income Taxes, the standard provides applicable measurement and disclosure guidance related to uncertain tax positions. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, prepaid expenses, and Due to Member are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Note 2 - Summary of Significant Accounting Policies-Continued

Accounts Receivable

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables.

The Company carries its accounts receivable for amounts due from the pricing of its deal related fees stated in the contract at the time of closing. The Company provides an allowance for doubtful accounts which is based upon review of its historical collection of fees due and economic conditions, the ability of its customers to pay the outstanding receivables. The Company determined an allowance was unnecessary as of December 31, 2021.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $1,278,532 which exceeded its requirement by $1,228,056. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2021, this ratio was .59 to 1.

Note 4 - SEA Rule Rule 15c3-3

The Firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because, in reliance on Footnote 74 of the 2013 SEC Release 34-70073, its business is limited to private placements of securities on a best efforts basis, and referrals of private placements to other broker-dealers and receipt of compensation for such referrals.

Note 5 - Related Party Transactions

The Company has an expense sharing agreement with the Member. Under this agreement, the Member provides administrative services and office space. Total expenses under this agreement for the period January 1, 2021 to December 31, 2021 were $266,589. As of December 31, 2021, the Company had $90,932 due from the Member and no amounts due to the Member. These amounts are included in the statement of financial condition. The lease obligation for the office space is borne by the Member and the Company incurs rent expense through its management services agreement. Rent expense, which comprises 50% of the total rental lease payments, was $16,795 for the period January 1, 2021 to December 31, 2021.

Note 6 - Concentration of Revenues

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company has revenue from three customers totaling $1,482,577, which comprised approximately 80%.

Note 7 - Commitments and Contingencies

The Company had no commitments or contingencies outstanding at December 31, 2021.

Note 8 – Subsequent Events

The Company evaluated subsequent events through February 16, 2022, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

MCA SECURITIES, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 2,308,461
DEDUCTIONS AND/OR CHARGES	
Due from customers (less than one year)	590,355
Due from Maven Capital Partners, LLC	48,123
Due from Member	90,932
Prepaid expenses	14,790
Due from customers (greater than one year)	285,729
Non-allowable assets	1,029,929
NET CAPITAL	1,278,532
Less: Minimum net capital requirements the greater of 6 & 2/3 % of aggregate indebtedness or $5,000, as defined per the Rule 15c3-1	50,476
EXCESS NET CAPITAL	$ 1,228,056
AGGREGATE INDEBTEDNESS	$ 757,136
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.59 to 1

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2021.

See accompanying Report of Independent Registered Public Accounting Firm

MCA SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

The Firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities on a best efforts basis, and referrals of private placements to other broker-dealers and receipt of compensation for such referrals.

Aprio

Advisory Assurance Tax Pr...

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MCA Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) MCA Securities, LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) stated that it filed its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing private placement of securities, merger and acquistion advisory services, and investment banking activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

MCA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17 a-5, and related SEC Staff Frequently Asked Questions.

Aprio, LLP

Atlanta, Georgia
February 16, 2022

Exemption Report
December 31, 2021

MCA Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a.5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is not claiming an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k). The Company is filing this Exemption Report in reliance on Footnote 74 of the 2013 SEC Release 34-70073 because the Company limits it activities to those stated in paragraph 2 below.

2. The Company is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Company that is not claiming an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

I, Greg Cohn, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Greg Cohn, Founder and CEO
MCA Securities, LLC